September 3, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund VIII

Registration on Form N-1A

Post-Effective Amendment No. 206

(Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentleman:

On behalf of the FT Cboe Vest Growth-100 Quarterly Enhanced ETF (the “Fund”), a series of First Trust Exchange-Traded Fund VIII (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 206 was originally filed with the Securities and Exchange Commission on November 10, 2020. The Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 206 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer